

Mail Stop 3561

November 29, 2017

<u>Via E-mail</u>
Jeffrey L. Vigil
Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, CO 80112

> **Re:** **Westwater Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 21, 2017**
> **File No. 333-221687**

Dear Mr. Vigil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David R. Crandall, Esq.
       Hogan Lovells US LLP